

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 11, 2010

via U.S. mail and facsimile

Jeffery T. Jackson, CFO
PGT, Inc.
1070 Technology Drive
North Venice, Florida 34275

> **RE: PGT, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2010**
> **Filed March 18, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2010**
> **File No. 0-52059**

Dear Mr. Jackson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397.

Sincerely,

Terence O'Brien
Accounting Branch Chief